UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                            (Amendment No. ________)*

                               CET SERVICES, INC.
                                (Name of Issuer)

                            Common Stock, no par value
                          (Title of Class of Securities)

                                   125180109
                                 (CUSIP Number)

                     Zoi Interactive Technologies, Inc.
                 Michael Calderone, Chief Executive Officer
                             3850 E. Flamingo Road
                              Las Vegas, NV 89121
                            Telephone: (702) 804-1231

                                 with a copy to:

                              Mike DeAngelis, Esq.
                           Weintraub Genshlea Chediak
                        400 Capitol Mall, Eleventh Floor
                              Sacramento, CA 95814
                            Telephone: (916) 558-6000

                (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               February 16, 2007
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Subsection 240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
_____________________________________________________________________________

SEC 1746 (11-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
_____________________________________________________________________________




CUSIP No. 125180109
_____________________________________________________________________________

     1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

          Zoi Interactive Technologies, Inc.
_____________________________________________________________________________

     2. Check the Appropriate Box if a Member of a Group (See Instructions)
        (a)
        (b)
_____________________________________________________________________________

     3.  SEC Use Only

_____________________________________________________________________________

     4.  Source of Funds (See Instructions):

         OO
_____________________________________________________________________________

     5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

_____________________________________________________________________________

     6.  Citizenship or Place of Organization:

         Nevada
_____________________________________________________________________________

Number of Shares Beneficially Owned by Each Reporting Person With:

     7.  Sole Voting Power:  0

     8.  Shared Voting Power:  1,185,907 (1)

     9.  Sole Dispositive Power:  0

    10.  Shared Dispositive Power:  0
_____________________________________________________________________________

    11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

         1,185,907 (1)
_____________________________________________________________________________

    12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

_____________________________________________________________________________

    13.  Percent of Class Represented by Amount in Row (11):

         21.35% (2)
_____________________________________________________________________________

    14.  Type of Reporting Person (See Instructions):

         CO
_____________________________________________________________________________

(1) Beneficial ownership of CET Services, Inc. ("CET") Common Stock referenced in Rows 8 and 11 of the cover page is being reported hereon solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the Voting Agreement described in Item 6 hereof. The number of shares which may be deemed to be beneficially owned by the reporting person as a result of the Voting Agreement described in Item 6 hereof is comprised of an aggregate of 1,185,907 shares presently owned by the Stockholder who is a party to the Voting Agreement.

(2) Percentage ownership calculation is based upon 5,554,489 shares of CET Common Stock outstanding as of February 16, 2007.
_____________________________________________________________________________

Item 1.   Security and Issuer

     The class of equity securities to which this Schedule 13D relates is the common stock, no par value (the "CET Common Stock"), of CET Services, Inc., a California corporation ("CET"). The principal executive offices of CET are located at 12503 E. Euclid Dr. #30, Centennial, Colorado 80111.

Item 2.  Identity and Background

     This Schedule 13D is filed by Zoi Interactive Technologies, Inc., a Nevada corporation ("Zoi"). The address of the principal business and the principal office of Zoi is 3850 E. Flamingo Road, Las Vegas, Nevada 89121. Zoi's principal business is development and marketing of interactive entertainment and lifestyle enhancement content.

     Attached hereto as Exhibit 1 is a list of all executive officers and directors of Zoi, including the principal business address, the principal occupation or employment and the citizenship of each such person.

     During the five years prior to the date hereof, none of Zoi nor, to the best of its knowledge, any executive officer or director of Zoi: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

     On February 16, 2007, Zoi and CET entered into an Agreement and Plan of Merger, dated as of February 16, 2007 (the "Merger Agreement"), by and among Zoi, CET, CET Services of Nevada, Inc., a Nevada corporation and a wholly-owned subsidiary of CET ("CET-Nevada") and Interactive Acquisition Corporation, a Nevada corporation and a wholly-owned subsidiary of CET ("Merger Sub"), pursuant to which Merger Sub will merge with and into Zoi (the "Merger"), with Zoi as the surviving corporation (the "Surviving Corporation") and wholly-owned subsidiary of CET or CET's successor.

     Simultaneously with the execution of the Merger Agreement, on February 16, 2007, one of CET's stockholders, Steven H. Davis (the "Stockholder"), entered into a Voting Agreement with Zoi (the "Voting Agreement"). Pursuant to the Voting Agreement, the Stockholder agreed to vote 1,185,907 shares of CET Common Stock owned by the Stockholder in favor of the Merger, the Merger Agreement and the transactions contemplated thereby (as more fully described in Item 6 below).

     The descriptions of the Merger Agreement and the Voting Agreement contained in this Schedule 13D are qualified in their entirety by reference to such agreements, a copy or form of which appear as Exhibit 2 and Exhibit 3 hereto, respectively.

Item 4.  Purpose of Transaction

     The purpose of the Voting Agreement is to facilitate the adoption of the Merger Agreement by the Stockholder of CET.

     At the effective time of the Merger, the holders of shares of Zoi Common Stock will receive shares of CET Common Stock in exchange for their shares of Zoi Common Stock, and CET will assume all of the outstanding options, warrants and convertible debt, which convertible securities will become exercisable for CET Common Stock.

     The Merger Agreement provides that the initial directors of the Surviving Corporation will consist of the directors of Zoi immediately prior to the Merger. The Merger Agreement and the transactions contemplated thereby have been approved by the boards of directors of both Zoi and CET; however, the transactions contemplated thereby are subject to: (i) the approval of the respective stockholders of Zoi and CET; (ii) holders of no more than 5% of the outstanding shares of CET Common Stock having exercised dissenters' rights with respect to approval of the Merger; and (iii) other customary closing conditions, as more fully set forth in the Merger Agreement.

     Except as indicated in this Schedule 13D or the exhibits hereto, Zoi currently has no specific plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of the Instructions to Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

     (a) Zoi is or may be deemed to be the beneficial owner of an aggregate of 1,185,907 shares of CET Common Stock, or 21.35% of the issued and outstanding shares of CET Common Stock outstanding as of February 16, 2007. While Zoi is not the actual beneficial owner of any of the 1,185,907 shares, as a result of entering into the Voting Agreement, Zoi may be deemed to beneficially own the 1,185,907 shares, which are beneficially owned by the Stockholder. All 1,185,907 shares of CET Common Stock are presently owned by the Stockholder (none are subject to acquisition by the Stockholder within 60 days upon the exercise of outstanding warrants and options). The percentage ownership calculation set forth in this paragraph is based upon 5,554,489 shares of CET Common Stock outstanding as of February 16, 2007.

         None of Zoi, nor, to its best knowledge, any executive officer or director of Zoi, is the "beneficial owner" of any shares of CET Common Stock, as such term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

     (b)  Please see Rows 7 through 10 of the cover page to this Schedule
13D.

     (c) Neither Zoi, nor, to the best of its knowledge, any executive officer or director thereof, has engaged in any transaction in CET Common Stock during the 60 day period immediately preceding the date hereof except as described herein.

     (d)  Not applicable.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     On February 16, 2007, Zoi, CET, CET-Nevada and Merger Sub entered into the Merger Agreement, as more fully described in Item 4 above.

     Also on February 16, 2007, Zoi entered into a Voting Agreement with the Stockholder. Under the terms of the Voting Agreement, the Stockholder agreed to vote 1,185,907 of his shares of CET Common Stock: (i) in favor of approval of the Merger and the adoption and approval of the Merger Agreement, and in favor of each of the other actions contemplated by the Merger Agreement and such Stockholder's Proxy (as defined below) and any action required in furtherance thereof; (ii) in favor of any matter that could reasonably be expected to facilitate the Merger; (iii) against approval of any proposal made in opposition to, or in competition with, consummation of the Merger or the transactions contemplated by the Merger Agreement; and (iv) against any of the following actions (other than those actions that relate to the Merger and the transactions contemplated by the Merger Agreement): (a) any merger, consolidation, business combination, sale of assets, reorganization or recapitalization of CET or any subsidiary of CET with any party, (b) any sale, lease or transfer of any significant part of the assets of CET or any subsidiary of CET, (c) any reorganization, recapitalization, dissolution, liquidation or winding up of CET or any subsidiary of CET, (d) any material change in the capitalization of CET or any subsidiary of CET, or the corporate structure of CET or any subsidiary of CET, or (e) any other action that is intended, or could reasonably be expected to, impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any of the other transactions contemplated by the Merger Agreement (collectively, the "Voting Matters").

     In connection with the Voting Agreement, on February 16, 2007, the Stockholder executed an irrevocable proxy in favor of Zoi (the "Proxy"). Pursuant to the Proxy, the Stockholder granted to certain officers of Zoi the power to vote and exercise all voting and related rights, in connection with the Voting Matters, with respect to 1,185,907 shares of Common Stock of CET that are now owned by such Stockholder, until the Expiration Date (as defined in the Proxy). The foregoing description of the Proxy is qualified in its entirety by reference to such Proxy, the form of which appears as Exhibit 4 hereto.

     Except as described in this Schedule 13D, none of Zoi, nor, to the best of its knowledge, any executive officer or director thereof, has any other contracts, arrangements, understandings or relationships with any persons with respect to any securities of CET.

Item 7.  Material to Be Filed as Exhibits

Exhibit 1 Information Concerning Executive Officers and Directors of Zoi (filed herewith).

Exhibit 2 Agreement and Plan of Merger and Reorganization, dated as of February 16, 2007, by and among Zoi, CET, CET-Nevada and Merger Sub (incorporated herein by reference to the Current Report on Form 8-KA filed by CET on February 22, 2007).

Exhibit 3 Form of Voting Agreement dated as of February 16, 2007 between the Stockholder and Zoi (incorporated herein by reference as an exhibit to Exhibit 2.1 of the Current Report on Form 8-KA filed by CET on February 22, 2007 and included as an exhibit to Exhibit "2" to this Schedule 13D).

Exhibit 4 Form of Irrevocable Proxy dated as of February 20, 2007 executed by the Stockholder in favor of Zoi (incorporated herein by reference and included as an exhibit to Exhibit "3" to this
           Schedule 13D).


                                 Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 23, 2007           /s/ Michael Calderone
                                  Signature

                                  Michael Calderone, Chief Executive Officer
                                  Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)


                                 EXHIBIT INDEX

Exhibit 1 Information Concerning Executive Officers and Directors of Zoi (filed herewith).

Exhibit 2 Agreement and Plan of Merger and Reorganization, dated as of February 16, 2007, by and among Zoi, CET, CET-Nevada and Merger Sub (incorporated by reference to the Current Report on Form 8-KA filed by CET on February 22, 2007).

Exhibit 3 Form of Voting Agreement dated as of February 16, 2007 between the Stockholder and Zoi (incorporated by reference as an exhibit to Exhibit 2.1 to the Current Report on Form 8-KA filed by CET on February 22, 2007).

Exhibit 4 Form of Irrevocable Proxy dated as of February 16, 2007 executed by the Stockholder in favor of Zoi (included as an exhibit to Exhibit "3" to this Schedule 13D).



                                   EXHIBIT 1

Information Concerning the Executive Officers and Directors of Zoi

The following table sets forth the name, position and present principal occupation of each director and executive officer of Zoi. Each person's business address is 3850 E. Flamingo Road, Las Vegas, Nevada 89121. Each of the persons identified below is a citizen of the United States of America.

Name                   Position and Present Principal Occupation

Michael Calderone      Chief Executive Officer, Director
Laurence Gershman      President
Safa Homayoon          Chief Operating Officer
Jeffrey Spear          Chief Financial Officer
Wayne Ramprashad       Chief Technical Officer
Seth Homayoon          Director
Greg Bruce             Director
Bradford Barto         Director


                                  Exhibit 1-1